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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Diamond Foods, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

252603105
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b) ☐ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 9 PAGES

CUSIP No. 252603105

1	NAME OF REPORTING PERSON
Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

		5	SOLE VOTING POWER
-0-

Number of		6	SHARED VOTING POWER
Shares
Beneficially			-0-
Owned by
	Each	7	SOLE DISPOSITIVE POWER
Reporting
Person			-0-
With
		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None, except through its indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited,
MFC Global Investment Management (U.S.), LLC and Elliott & Page Limited

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
See line 9 above.

12	TYPE OF REPORTING PERSON*
HC

*SEE INSTRUCTIONS PAGE 2 OF 9 PAGES

CUSIP No. 252603105

1	NAME OF REPORTING PERSON
MFC Global Investment Management (U.S.A.) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

		5	SOLE VOTING POWER
9,965

Number of		6	SHARED VOTING POWER
Shares
Beneficially			-0-
Owned by
	Each	7	SOLE DISPOSITIVE POWER
Reporting
Person			9,965
With
		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,965

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.06%

12	TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTIONS PAGE 3 OF 9 PAGES

CUSIP No. 252603105

1	NAME OF REPORTING PERSON
MFC Global Investment Management (U.S.), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

		5	SOLE VOTING POWER
-0-

Number of		6	SHARED VOTING POWER
Shares
Beneficially			-0-
Owned by
	Each	7	SOLE DISPOSITIVE POWER
Reporting
Person			-0-
With
		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.00%

12	TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTIONS PAGE 4 OF 9 PAGES

CUSIP No. 252603105

1	NAME OF REPORTING PERSON
Elliott & Page Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario

		5	SOLE VOTING POWER
1,052

Number of		6	SHARED VOTING POWER
Shares
Beneficially			-0-
Owned by
	Each	7	SOLE DISPOSITIVE POWER
Reporting
Person			1,052
With
		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,052

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.01%

12	TYPE OF REPORTING PERSON*
FI

*SEE INSTRUCTIONS PAGE 5 OF 9 PAGES

Item 1(a)	Name of Issuer:
Diamond Foods, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
600 Montgomery Street, 17th Floor
San Francisco, California 94111-2702

Item 2(a)	Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited
(“MFC Global (U.S.A.)”), MFC Global Investment Management (U.S.), LLC (“MFC Global
(U.S.)”) and Elliott & Page Limited (“E&P”).

Item 2(b)	Address of Principal Business Office:
The principal business offices of MFC, MFC Global (U.S.A.) and E&P are located at 200
Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MFC Global (U.S.) is located at 101 Huntington Avenue,
Boston, Massachusetts 02199.

Item 2(c)	Citizenship:
MFC and MFC Global (U.S.A.) are organized and exist under the laws of Canada.
MFC Global (U.S.) is organized and exists under the laws of the State of Delaware.
E&P is organized and exists under the laws of Ontario.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
252603105

Item 3	If this statement is being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	MFC:	(g) (X)	a parent holding company in accordance with
§240.13d-1(b)(1)(ii)(G).

	MFC Global (U.S.A.):	(e) (X)	an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

	MFC Global (U.S.):	(e) (X)	an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

	E&P:	(j) (X)	a non-U.S. institution in accordance with
§240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a) Amount Beneficially Owned: MFC Global (U.S.A.) has beneficial ownership of 9,965 shares of Common Stock and E&P has beneficial ownership of 1,052 shares of Common
Stock. Through its parent-subsidiary relationship to MFC Global (U.S.A.) and E&P,
MFC may be deemed to have beneficial ownership of these same shares.

PAGE 6 OF 9 PAGES

(b) Percent of Class: Of the 16,366,095 shares outstanding as of October 31, 2008, according to the issuer's Quarterly Report on Form 10-Q for the period ended October 31,
2008, MFC Global (U.S.A.) held 0.06% and E&P held 0.01%.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:
MFC Global (U.S.A.) and E&P each has sole power to vote or to direct the voting of the shares of Common Stock beneficially owned by each of them.

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of:
MFC Global (U.S.A.) and E&P each has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by each of them.

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being
Reported on by the Parent Holding Company:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to E&P is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

PAGE 7 OF 9 PAGES

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: February 12, 2009	Title:	Attorney in Fact*

MFC Global Investment Management (U.S.A.) Limited

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: February 12, 2009	Title:	General Counsel and Secretary

MFC Global Investment Management (U.S.), LLC

	By:	/s/ William E. Corson
	Name:	William E. Corson
Dated: February 12, 2009	Title:	Vice President and Chief Compliance Officer

Elliott & Page Limited

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: February 12, 2009	Title:	Associate General Counsel and Assistant Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 8 OF 9 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

     Manulife Financial Corporation, MFC Global Investment Management (U.S.A.) Limited, MFC Global Investment Management (U.S.), LLC and Elliott & Page Limited agree that the Schedule 13G (Amendment No. 1) to which this Agreement is attached, relating to the Common Stock of Diamond Foods, Inc., is filed on behalf of each of them.

Manulife Financial Corporation

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: February 12, 2009	Title:	Attorney in Fact*

MFC Global Investment Management (U.S.A.) Limited

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: February 12, 2009	Title:	General Counsel and Secretary

MFC Global Investment Management (U.S.), LLC

	By:	/s/ William E. Corson
	Name:	William E. Corson
Dated: February 12, 2009	Title:	Vice President and Chief Compliance Officer

Elliott & Page Limited

	By:	/s/ Kenneth G. Pogrin
	Name:	Kenneth G. Pogrin
Dated: February 12, 2009	Title:	Associate General Counsel and Assistant Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 9 OF 9 PAGES